UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 7th July 2011	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 6th 2011 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the Record Date for sub division of shares of the Bank.

Exhibit I

6th July 2011

New York Stock Exchange

New York

USA

Dear Sirs,

Sub: Record Date for the purpose of Sub division of Equity Shares

We wish to inform you that the shareholders of the Bank at the 17th Annual General Meeting held on 6th July 2011 have approved sub division of 1 (one ) equity share of the Bank having nominal value of Rs. 10/- each into 5 equity shares of nominal value of Rs. 2/- each.

The Bank has fixed the 16th day of July, 2011 as the Record Date for the purpose of ascertaining the eligible shareholders who would be entitled to receive 5 (Five) equity shares of nominal value of Rs. 2/- each in lieu of 1 (One) equity share of nominal value of Rs. 10/- each of the Bank on sub-division.

A Press Release issued in this regard is enclosed herewith.

We would also request you to ignore our earlier intimation on the subject wherein we had indicated 15th July, 2011 as the Record Date.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

N. E. Venkitakrishnan

Vice President

Legal & Secretarial

Press Release on ADS split

The shareholders of the Bank have at the Annual General Meeting held on 6th July 2011 approved the sub-division of one equity share of the Bank having a nominal value of Rs.10/- each into 5 (Five) equity shares having a nominal value of Rs.2/- each. The sub-division of the equity shares is being effected to facilitate more liquidity of the stock in the stock markets and to make it affordable for the small investors to invest in the equity shares of the Bank. Necessary instructions are also being issued to JP Morgan Chase Bank, the Depository for the ADSs issued by the Bank to effect necessary changes/split in the ADSs so as to ensure that the ratio between the ADS and the underlying equity shares remain 1:3 as at present. This will also help align the price of the ADSs to that of the Bank’s peers and make the ADSs more accessible to the investors. The ADSs of the Bank are listed on the New York Stock Exchange (NYSE).